SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

BALLANTYNE STRONG INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
058516105
(CUSIP Number)
D. Kyle Cerminara Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209 (704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058516105	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,288,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,288,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,288,048
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 745,561
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 745,561
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 745,561
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,477,837
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,477,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,477,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,911
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,911
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 34,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,739
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,739
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 29,739
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 289,846
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 289,846
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 289,846
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 113,979
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 113,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 113,979
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 9 of 14 Pages

This Amendment No. 7 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 7”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 3, 2014, as amended (this “Statement” or “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ballantyne Strong, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 7, the Schedule 13D remains unchanged.

Item 2. Identity and Background.

This Statement is filed by (i) Fundamental Global Partners, LP, a Delaware limited partnership (“FGPP”), (ii) Fundamental Global Partners Master Fund, LP, a Cayman Islands exempted limited partnership (“FGPM”), (iii) FGI Global Asset Allocation Fund, Ltd., a Cayman Islands exempted company (“FGAA”), (iv) FGI Global Asset Allocation Master Fund, LP, a Cayman Islands exempted limited partnership (“FGGM”), (v) Fundamental Global Investors, LLC, a North Carolina limited liability company, (vi) FGI International USVI, LLC, a U.S. Virgin Islands limited liability company, (vii) FGI Funds Management, LLC, a Florida limited liability company, (viii) Mr. Joseph H. Moglia, (ix) Mr. D. Kyle Cerminara, and (x) Mr. Lewis M. Johnson.

The foregoing entities and persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of each of FGPP, FGPM, FGAA and FGGM is serving as a private investment fund. The principal business of Fundamental Global Investors, LLC is to serve as a registered investment advisor. The principal business of FGI International USVI, LLC is to provide investment advisory services, including to FGAA. The principal business of FGI Funds Management, LLC is to provide investment advisory services, including to FGPP, FGPM and FGGM. The principal occupation of Mr. Moglia is serving as Chairman of TD Ameritrade, Head Football Coach for Coastal Carolina University, and Chairman of Fundamental Global Investors, LLC. The principal occupation of Messrs. Cerminara and Johnson is serving as investment managers and advisors. Each of Messrs. Moglia, Cerminara and Johnson is a U.S. citizen.

The business address of each of FGPP, Fundamental Global Investors, LLC and Messrs. Moglia, Cerminara and Johnson is 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209. The business address of FGPM, FGAA and FGGM is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. The business address of FGI International USVI, LLC is One Hibiscus Alley, 5093 Dronningens Gade, Suite 1, St. Thomas, U.S. Virgin Islands 00802. The business address of FGI Funds Management, LLC is 9045 Strada Stell Court, Suite 106, Naples, Florida 34109.

Mr. D. Kyle Cerminara is the Chief Executive Officer, Partner and Manager of Fundamental Global Investors, LLC. Mr. Cerminara is also the Chief Executive Officer and Executive Chairman of the Board of Directors of the Company. Mr. Lewis M. Johnson is the President, Partner and Manager of Fundamental Global Investors, LLC. Mr. Joseph H. Moglia is Chairman and Partner of Fundamental Global Investors, LLC. Messrs. Cerminara and Johnson are the Managers of FGI International USVI, LLC and FGI Funds Management, LLC.

CUSIP No. 058516105	13D	Page 10 of 14 Pages

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPP, $3,193,356; FGPM, $6,399,401; FGAA, $154,782; FGGM, $131,852, Mr. Moglia, $1,316,971 and Mr. Cerminara (with respect to the shares acquired by him and his family members through the open market), $441,825. The source of these funds was working capital or personal funds, as applicable.

Item 4. Purpose of Transaction.

On November 24, 2015, the Company’s Board of Directors appointed Mr. Cerminara as the Company’s Executive Chairman and Chief Executive Officer, effective immediately.

Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as may be proposed by Mr. Cerminara in his capacity as a director and/or Executive Chairman and Chief Executive Officer of the Company, the Reporting Persons’ director nominees in their capacities as directors of the Company, or by such board of directors with the participation of Mr. Cerminara and/or such other director nominees. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may in the future acquire additional shares of common stock of the Company or dispose of some or all of the shares of common stock of the Company held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 2,691,873 shares of Common Stock, which represents approximately 19.0% of the Company’s outstanding shares of Common Stock.

Each of the Reporting Persons directly holds the number and percentage of shares of Common Stock disclosed as owned by it or him in the applicable table set forth on the cover page to this Statement.

In addition, CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”) holds 439,519 shares of Common Stock for the accounts of individual investors, which represents approximately 3.1% of the Company’s outstanding shares of Common Stock. CWA Asset Management Group, LLC provides wealth management, estate planning and family office services to individual investors. Fundamental Global Investors, LLC owns 50% of CWA Asset Management Group, LLC.

CUSIP No. 058516105	13D	Page 11 of 14 Pages

Mr. Moglia owns 150,000 shares of Common Stock directly and beneficially owns an additional 139,846 shares of Common Stock through the Moglia Family Foundation.

The 113,979 shares of Common Stock held by Mr. Cerminara include a grant of 6,651 shares of restricted stock awarded by the Company to Mr. Cerminara on May 13, 2015 in connection with Mr. Cerminara’s service as a director of the Company, which grant will vest on the day preceding the Company’s annual meeting of stockholders for 2016, a grant of 60,000 shares of restricted stock awarded by the Company to Mr. Cerminara on November 22, 2015 and described in Item 5(c) below, 11,095 shares held by Mr. Cerminara’s wife, and 1,050 shares held by Mr. Cerminara’s children.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 14,163,246 shares of Common Stock reported by the Company as outstanding as of November 2, 2015 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended September 30, 2015.

Fundamental Global Investors, LLC may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP, FGPM, FGAA and FGGM. FGI International USVI, LLC, as the investment manager to FGAA, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGAA. FGI Funds Management, LLC, as the investment manager to FGPP, FGPM and FGGM, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP, FGPM and FGGM. As principals of FGI International USVI, LLC, Messrs. Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGAA. As principals of FGI Funds Management, LLC, Messrs. Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP, FGPM and FGGM. As principals of Fundamental Global Investors, LLC, Messrs. Moglia, Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP, FGPM, FGAA and FGGM. Each of Messrs. Moglia, Cerminara and Johnson expressly disclaim such beneficial ownership.

(b) Each of FGPP, FGPM, FGAA and FGGM beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Fundamental Global Investors, LLC has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP, FGPM, FGAA and FGGM. FGI International USVI, LLC, as the investment manager of FGAA, has the shared power to direct the voting and disposition of the shares of Common Stock held by FGAA. FGI Funds Management, LLC, as the investment manager of FGPP, FGPM and FGGM, has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP, FGPM and FGGM. Messrs. Cerminara and Johnson, as principals of FGI International USVI, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGAA. Messrs. Cerminara and Johnson, as principals of FGI Funds Management, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP, FGPM and FGGM. Messrs. Moglia, Cerminara and Johnson, as principals of Fundamental Global Investors, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP, FGPM, FGAA and FGGM. Messrs. Cerminara and Moglia have the power to direct the voting and disposition of the respective shares of Common Stock directly held by them.

(c) The transactions effected by each of the Reporting Persons in the Common Stock during the past 60 days are included below. Except as noted below, each of these transactions was effected through the open market:

CUSIP No. 058516105	13D	Page 12 of 14 Pages

FGPP acquired 9,321 shares on 11/30/2015 at $4.42 per share, 4,158 shares on 12/1/2015 at $4.58 per share, 17,457 shares on 12/3/2015 at $4.64 per share, 6,370 shares on 12/4/2015 at $4.70 per share, and 6,741 shares on 12/7/2015 at $4.68 per share.

FGPM acquired 18,927 shares on 11/30/2015 at $4.42 per share, 8,442 shares on 12/1/2015 at $4.58 per share, 35,443 shares on 12/3/2015 at $4.64 per share, 12,932 shares on 12/4/2015 at $4.70 per share, and 13,686 shares on 12/7/2015 at $4.68 per share.

On November 22, 2015, the Compensation Committee of the Company’s Board of Directors granted to Mr. Cerminara 60,000 shares of restricted stock. Half of these shares vested immediately on the grant date, and one fourth of the shares will vest each year beginning on the first anniversary date of the grant, subject to continued employment. In addition, on November 22, 2015, Mr. Cerminara was granted stock options to purchase 60,000 common shares of the Company at an exercise price of $4.33 per share. These options will vest and become exercisable in one-fifth annual installments, beginning on the first anniversary date of the grant.

Mr. Cerminara acquired 925 shares on 12/9/2015 at $4.65 per share, 2,288 shares on 12/9/2015 at $4.66 per share, 7,512 shares on 12/9/2015 at $4.70 per share, 350 shares on 12/10/2015 at $4.65 per share, 675 shares on 12/10/2015 at $4.69 per share, and 100 shares on 12/10/2015 at $4.70 per share. Mr. Cerminara’s minor children acquired 420 shares on 12/10/2015 at $4.67 per share, 550 shares on 12/10/2015 at $4.68 per share and 80 shares on 12/10/2015 at $4.69 per share. In addition, Mr. Cerminara’s wife acquired 788 shares on 12/9/2015 at $4.64 per share, 4,012 shares on 12/9/2015 at $4.65 per share, and 6,295 shares on 12/9/2015 at $4.66 per share.

The Moglia Family Foundation acquired 200 shares on 11/10/2015 at $4.37 per share, 5,872 shares on 11/13/2015 at $4.33 per share, 100 shares on 11/16/2015 at $4.38 per share, 3,300 shares on 11/18/2015 at $4.32 per share, 800 shares on 11/19/2015 at $4.35 per share, 15,900 shares on 11/20/2015 at $4.35 per share, 8,500 shares on 11/20/2015 at $4.28 per share, 204 shares on 11/23/2015 at $4.34 per share, 4,890 shares on 11/24/2015 at $4.34 per share, 15,000 shares on 11/25/2015 at $4.31 per share, 9,485 shares on 11/25/2015 at $4.34 per share, 8,800 shares on 11/27/2015 at $4.30 per share, 200 shares on 11/30/2015 at $4.25 per share, 12,378 shares on 12/1/2015 at $4.60 per share, 125 shares on 12/7/2015 at $4.41 per share, 126 shares on 12/9/2015 at $4.65 per share, 82 shares on 12/11/2015 at $4.62 per share, and 404 shares on 12/11/2015 at $4.55 per share.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 7, which agreement is set forth on the signature page to this Statement.

CUSIP No. 058516105	13D	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: December 14, 2015

FUNDAMENTAL GLOBAL PARTNERS, LP,

by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,

by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

FGI GLOBAL ASSET ALLOCATION FUND, LTD.

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Director

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,

by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Chief Executive Officer, Partner and Manager

FGI INTERNATIONAL USVI, LLC

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

CUSIP No. 058516105	13D	Page 14 of 14 Pages

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

/s/ Joseph H. Moglia

Joseph H. Moglia

/s/ D. Kyle Cerminara

D. Kyle Cerminara

/s/ Lewis M. Johnson

Lewis M. Johnson